Paris, August 2, 2006

First half of 2006:

Sales growth of 7.7% on a reported basis

and 4.5% on a comparable basis1

Adjusted EPS1 growth of 32.9%,

or 16.1% excluding selected items3

The consolidated income statement for the first half of 2006 is provided in the appendices. 2006 first-half consolidated net income after minority interests was €2,381 million, compared with €1,087 million for the first half of 2005, after the impact of the accounting treatment of acquisitions (primarily the acquisition of Aventis) and restructuring costs (€1,583 million after tax in 2006 and €1,881 million in 2005).

In order to give a better representation of our underlying economic performance, we have decided to publish and explain an adjusted consolidated income statement1 for the first half of 2006 and the second quarter of 2006, and to compare them with an adjusted consolidated income statement for the first half and second quarter of 2005 respectively. Adjusted net income for the first half of 2006 was €3,964 million, against €2,968 million for the first half of 2005.

Unless otherwise indicated, all sales figures in this press release are stated on a comparable basis1.

SECOND QUARTER

•	Net sales: €7,081 million, up 4.1% (5.9% on a reported basis). Excluding the impact of the introduction of generics of 4 products[2] in the United States, sales growth would have been 10.7%
•	Strong performance by the Vaccines business: net sales up 59.1%
•	Developed sales[1]: up 5.9%
•	Increase of 12.2% in R&D expenses
•	Adjusted “Operating income – current” up 8.8% at €2,455 million
•	Adjusted EPS of €1.33 (up 14.7%), or €1.34 (up 13.6%) excluding selected items[3]

FIRST HALF

•

Net sales: €14,116 million, up 4.5% (7.7% on a reported basis). Excluding the impact of the introduction of generics of 4 products[2] in the United States in the second half of 2005, sales growth would have been 10.5%

•	Strong performance by the Vaccines business: net sales up 44.4%
•	Developed sales[1]: up 6.4%
•	Adjusted “Operating income – current” up 10.8% at €4,874 million
•	Adjusted EPS of €2.95 (up 32.9%), or €2.60 (up 16.1%) excluding selected items[3] (notably the gain on the disposal of Exubera®)

FIRST LAUNCH OF ACOMPLIA® IN EUROPE: END JUNE IN THE UNITED KINGDOM

PLAVIX® US :

Settlement with Apotex fails to receive antitrust clearance from state attorneys

GUIDANCE FOR 2006 RAISED ON THE BASIS OF FIRST-HALF RESULTS

The Group expects adjusted EPS growth around 12%, barring major adverse events and subject to the conditions defined on page 12

1 Refer to the Appendices for definitions of financial indicators

2 Excluding net sales in the United States of Allegra®, Amaryl®, Arava®, DDAVP® (generics introduced in the second half of 2005)

3 See Appendix 5

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2006 second-quarter and first-half net sales

In the second quarter of 2006, sanofi-aventis recorded net sales of €7,081 million, a rise of 4.1%. Exchange rate movements had a favorable effect of 2.6 points, and changes in Group structure a negative effect of 0.8 of a point. After allowing for these impacts, reported-basis growth was 5.9%.

In the first half of 2006, sanofi-aventis recorded net sales of €14,116 million, a rise of 4.5%. Exchange rate movements (mainly dollar-related) had a favorable effect of 4.0 points, and changes in Group structure a negative effect of 0.8 of a point. After allowing for these impacts, reported-basis growth was 7.7%.

Net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

Second-quarter net sales for the pharmaceuticals business, which were hit hard by the introduction of generics of Allegra® in the United States in September 2005 and the effect of healthcare system reforms in France and Germany, reached €6,513 million, an increase of 1.0%. Net sales of the top 15 products were €4,382 million, up 5.9%, representing 67.3% of pharmaceuticals net sales, against 64.2% for the same period in 2005.

First-half net sales for the pharmaceuticals business reached €13,036 million, an increase of 2.1%. Net sales of the top 15 products were €8,647 million, up 6.7%, representing 66.3% of pharmaceuticals net sales, against 63.5% for the same period in 2005.

Excluding the impact of generics of Allegra® and Amaryl® in the United States, the top 15 products would have achieved growth of 15.0% in the second quarter and 15.2% in the first half.

€ million	Q2 2006 net sales	Change on a comparable basis	H1 2006 net sales	Change on a comparable basis
Lovenox®	614	+14.1%	1 238	+15.3%
Plavix®	565	+11.0%	1 145	+15.9%
Stilnox®/Ambien®/Ambien CR™	467	+47.3%	908	+27.7%
Taxotere®	456	+10.9%	886	+11.0%
Eloxatin®	445	+17.4%	874	+16.2%
Lantus®	421	+39.9%	803	+40.9%
Copaxone®	271	+19.4%	534	+24.8%
Aprovel®	250	+8.7%	498	+12.2%
Tritace®	248	-2.7%	483	-0.4%
Allegra®	189	-58.3%	369	-57.4%
Amaryl®	119	-38.7%	240	-33.0%
Xatral®	92	+16.5%	186	+15.5%
Actonel®	91	+7.1%	180	+14.6%
Depakine®	76	-9.5%	154	-3.8%
Nasacort®	78	+1.3%	149	-1.3%
TOTAL TOP 15	4,382	+5.9%	8,647	+6.7%
TOTAL TOP 15 excl. impact of Allegra® and Amaryl® in the USA*	4,266	+15.0%	8,445	+15.2%

* Excluding net sales of Allegra® and Amaryl® in the United States

Second-quarter net sales of other pharmaceutical products amounted to €2,131 million, down 7.7%. There were two main reasons for the fall:

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-

Since the second half of 2005, DDAVP® (down 90% in the second quarter) and Arava® (down 96% in the second quarter) have been affected by the launch of generics in the United States; excluding the effect of these generics[4], the drop in net sales of other pharmaceuticals would have been 4.4%.

-	Sales have been hit hard by healthcare system reforms in France and Germany.

In the first half, net sales of other pharmaceutical products were down 5.8% at €4,389 million. Excluding the effect of generics of DDAVP® and Arava®5, the fall in net sales of other pharmaceuticals would have been 2.7%.

Human vaccines

Second-quarter net sales for the Human Vaccines business were up 59.1% at €568 million.

$150 million of sales of H5N1 vaccines were recorded in the United States in the second quarter under the contract signed with the U.S. Department of Health and Human Services.

Menactra®, launched in the United States in March 2005, achieved net sales of €65 million. Net sales of AdacelTM (adult tetanus-diphtheria-whooping cough- booster), launched in the United States in July 2005, were €47 million, and were helped by an extension of the immunization recommendations issued by ACIP in the fourth quarter of 2005.

First-half net sales for the Human Vaccines business were up 44.4% at €1,080 million.

€ million	Q2 2006 net sales	Change on a comparable basis	H1 2006 net sales	Change on a comparable basis
Polio/Whooping Cough/Hib Vaccines	135	+9.8%	320	+15.5%
Adult Booster Vaccines	97	+70.2%	178	+36.9%
Influenza Vaccines	152	+1069.2%	224	+229.4%
Travel Vaccines	57	+21.3%	124	+47.6%
Meningitis/Pneumonia Vaccines	87	+16.0%	151	+46.6%
Other vaccines	40	-4.8%	83	-3.5%
TOTAL	568	+59.1%	1,080	+44.4%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated sales of €143 million, a drop of 6.8% on a reported basis. Excluding Hexavac®, sales of which were suspended by the EMEA in September 2005, Sanofi Pasteur MSD would have posted sales growth of 10.6% on a reported basis.

During the second quarter, two vaccines (from Merck & Co), which are to be marketed by Sanofi Pasteur MSD, were approved by the European authorities:

- Zostavax®, a vaccine against herpes zoster (shingles) and herpes zoster related postherpetic neuralgia, was approved in May (frozen form); application for approval of a refrigerated form is to be submitted in the second half of 2006.

- Rotateq® was approved in June for the prevention of pediatric rotavirus gastroentiritis.

On July 28th, Gardasil® (a product from Merck & Co) obtained a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) for use in the prevention of cervical carcinoma, high grade cervical dysplasia (CIN2/3), high grade vulvar dysplastic lesions (VIN2/3) and external genital warts caused by Human Papillomavirus types 6, 11, 16 and 18.

4 Excluding net sales of Arava® and DDAVP® in the United States

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In the first half, Sanofi Pasteur MSD achieved sales of €287 million, up 1.9% on a reported basis. Excluding Hexavac®, the sales growth of this joint venture would have reached 21.8% on a reported basis.

These sales are not consolidated by sanofi-aventis.

Net sales by geographical region

€ million	Q2 2006 net sales	Change on a comparable basis	H1 2006 net sales	Change on a comparable basis
Europe	3,062	+0.2%	6,230	+2.7%
United States	2,494	+6.6%	4,841	+3.0%
Other countries	1,525	+8.2%	3,045	+10.8%
TOTAL	7,081	+4.1%	14,116	+4.5%

In Europe, net sales were up 0.2%, with growth adversely affected by healthcare system reforms in France and Germany.

First-half net sales growth in Europe was 2.7%.

In the United States, net sales were affected by competition from generics on 4 products2, and increased by 6.6% in the quarter and by 3.0% in the first half.

Excluding the impact on net sales of these 4 products2, growth would have been 30.1% in the second quarter and 22.9% in the first half.

Growth in Other Countries reached 8.2% in the second quarter, following a first quarter boosted by an exceptional season in influenza vaccines. Latin America and Asia continue to post strong growth. In the first half, the region recorded strong growth, of 10.8%.

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Developed sales1

Developed sales give an indication of the overall presence of sanofi-aventis products in the market. Second-quarter developed sales reached €8,159 million, an increase of 5.9%, while first-half developed sales were €16,101 million, a rise of 6.4%.

Developed sales of Plavix®/Iscover®:

€ million	Q2 2006	Change on a comparable basis	H1 2006	Change on a comparable basis
Europe	434	+10.7%	859	+13.3%
United States	804	+20.7%	1,517	+23.7%
Other countries	179	+20.9%	344	+20.3%
TOTAL	1,417	+17.5%	2,720	+19.8%

Second-quarter developed sales of Plavix® were up 17.5% at €1,417 million. In the United States, product sales were lifted by the launch late in 2005 of a new promotional campaign aimed at general practitioners, and by a stepping-up of product promotion in hospitals. Strong growth is continuing in prescriptions (TRx) at 13.2%5 in the second quarter and 13.7%6 in the first half.

In Europe, developed sales of Plavix reached €434 million, up 10.7%.

The launch of Plavix® in Japan as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder went ahead as expected in early May.

On July 28, the CHPM has issued a positive opinion to extend Plavix® indication to patients suffering from ST-segment elevation acute myocardial infarction and who are eligible for thrombolytic therapy. The FDA is currently reviewing the dossier filed for this indication.

Developed sales of Aprovel®/Avapro®/Karvea®:

€ million	Q2 2006	Change on a comparable basis	H1 2006	Change on a comparable basis
Europe	222	+8.3%	435	+12.1%
United States	135	+8.0%	252	+19.4%
Other countries	93	+14.8%	177	+14.2%
TOTAL	450	+9.5%	864	+14.6%

Developed sales of Aprovel®/Avapro®/Karvea® were €450 million in the second quarter, up 9.5%.

Developed sales of the product in the United States were 8.0% higher in the second quarter. Over the period, growth in prescriptions was 4.1%5 (TRx). In the first half, prescriptions of the product were up 5.16%.

5 IMS NPA 3 channels-Q2 2006

6 IMS NPA 3 channels-YTD end June 2006

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Comments by product

Geographical split of consolidated net sales by product (TOP 15)

Q2 2006 net sales (€ million)	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	178	+8.5%	374	+18.0%	62	+8.8%
Plavix®	400	+8.1%	49	-5.8%	116	+33.3%
Stilnox®/Ambien®/Ambien CR™	24	-11.1%	423	+57.8%	20	-9.1%
Taxotere®	187	+23.0%	184	+1.7%	85	+9.0%
Eloxatin®	151	+11.9%	252	+17.2%	42	+44.8%
Lantus®	126	+20.0%	261	+48.3%	34	+70.0%
Copaxone®	70	+20.7%	186	+19.2%	15	+15.4%
Aprovel®	198	+5.3%	-	-	52	+23.8%
Tritace®	135	-10.6%	6	-	107	+3.9%
Allegra®	19	-9.5%	111	-69.4%	59	-14.5%
Amaryl®	47	-29.9%	5	-92.4%	67	+9.8%
Xatral®	57	-6.6%	23	+228.6%	12	+9.1%
Actonel®	63	+5.0%	-	-	28	+12.0%
Depakine®	51	-16.4%	-	-	25	+8.7%
Nasacort®	14	+16.7%	57	-1.7%	7	0.0%

H1 2006 (€ million)	Europe	Change on a comparable basis	USA	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	351	+7.3%	765	+19.0%	122	+17.3%
Plavix®	811	+13.6%	110	+4.8%	224	+32.5%
Stilnox®/Ambien®/Ambien CR™	48	-11.1%	817	+32.8%	43	+2.4%
Taxotere®	362	+20.3%	360	+1.1%	164	+16.3%
Eloxatin®	296	+12.5%	496	+14.3%	82	+49.1%
Lantus®	255	+32.8%	485	+41.4%	63	+80.0%
Copaxone®	136	+22.5%	370	+27.1%	28	+7.7%
Aprovel®	398	+10.6%	-	-	100	+19.0%
Tritace®	270	-6.3%	10	+150.0%	203	+5.2%
Allegra®	33	+0.0%	194	-70.4%	142	-20.2%
Amaryl®	103	-19.5%	8	-93.1%	129	+13.2%
Xatral®	120	+2.6%	42	+82.6%	24	+14.3%
Actonel®	128	+14.3%	-	-	52	+15.6%
Depakine®	106	-9.4%	-	-	48	+11.6%
Nasacort®	24	+9.1%	110	-3.5%	15	0.0%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, reached €614 million in the second quarter, a rise of 14.1%. Growth of the product continues to be driven by its increasing use in medical prophylaxis.

In the first half, net sales of Lovenox® increased by 15.3%.

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Net sales of Ambien®/AmbienCR™ in the United States surged by 57.8% in the quarter to €423 million, due to 8.7%5 growth in prescriptions, a favorable price effect and the low level of net sales in the second quarter of 2005.

To end June, prescriptions of Ambien CR™ represented about 23% of prescriptions of Ambien® brand products. In Japan, developed sales of Myslee® reached €54 million, an increase of 12.8%.

Taxotere® again posted an excellent quarterly performance in Europe and in Other Countries. In the United States, despite a tough competitive environment, the product continues to gain market share in adjuvant and metastatic breast cancer treatment. In March 2006, Taxotere® was approved in the United States for advanced stage stomach cancer in association with the standard treatment (cisplatin and 5-fluorouracile), and received a positive opinion from the Committee for Human Medicinal Products (CHMP) in Europe in the same indication. The FDA and EMEA are currently reviewing filings for approval of Taxotere® as a neoadjuvant treatment for head and neck cancer.

Key trial results were presented at the 42nd annual meeting of the American Society of Clinical Oncology (ASCO) in June this year regarding the use of Taxotere® (docetaxel) regimens in the treatment of non small cell lung cancer (NSCLC), head and neck cancer, and metastatic and adjuvant breast cancer:

- A meta-analysis performed on seven clinical trials in patients with advanced NSCLC showed that patients receiving Taxotere® (docetaxel) Injection Concentrate had better overall survival and less febrile neutropenia than those treated with vinca-alkaloid (vinorelbine or vindesine) regimens.

- An international multicenter phase III study has shown that patients with advanced head and neck cancer who received a combination of Taxotere®, cisplatin, and 5-fluororuracil were 30% less likely to die than patients who received the traditional therapy of cisplatin and 5-fluorouracil.

- The results of a phase III BCIRG 07 trial show no evidence of benefit from the addition of carboplatin in women with HER2 positive metastatic breast cancer (HER +ve MBC) treated with a combination of Taxotere® and trastuzumab.

- First results of the BIG 2-98 trial in the adjuvant treatment of patients with node positive early-stage breast cancer.

Eloxatin® posted net sales of €445 million in the second quarter, up 17.4%. Conversion to the ready to use solution is complete in France and the United States, and is in progress in various European countries.

Key results were presented at the 42nd annual meeting of the American Society of Clinical Oncology (ASCO) in June this year from three studies evaluating Eloxatin® (oxaliplatin injection) in various gastrointestinal tumor types (colorectal, pancreatic and gastric cancers):

-Final analysis of the TREE study demonstrates that Eloxatin®-based chemotherapy combined with bevacizumab provided significant improvement in overall survival (OS) for patients with advanced colorectal cancer.

-The REAL 2 trial shows improved overall survival in advanced stomach cancer with Eloxatin® -capecitabine combination.

-The ECOG 6201 study shows a non-statistically significant survival increase when using fixed dose rate (FDR) gemcitabine (GEM) or a combination of gemcitabine-Eloxatin® (oxaliplatin injection) (GemOx) compared with the standard gemcitabine regimen in patients with locally advanced or metastatic pancreatic cancer.

To further strengthen its portfolio in oncology, on July 3 sanofi-aventis announced it had signed an agreement with the Japanese pharmaceutical company Taiho giving sanofi-aventis the rights to develop and market an oral anticancer agent, S-1, a proprietary product from Taiho. Sanofi-aventis will lead the development and marketing of the product worldwide except in Japan and some other Asian countries. Taiho will be involved in the development of the product and will have the option of participating in the promotion of the product in any country in which sanofi-aventis markets it.

Lantus®, the world’s leading insulin brand, continues to record excellent performances, with net sales up 39.9% at €421 million in the second quarter. In the first half, net sales of the product reached €803 million, up 40.9%.

The results of a new study (APOLLO) were presented to the Annual Scientific Session of the American Diabetes Association (ADA) in June this year demonstrating that in patients with type 2 diabetes who had

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failed on oral therapy alone, the long-acting insulin Lantus® (insulin glargine, rDNA origin) administered once-daily in combination with oral antidiabetes drugs (OADs) is as effective and with less hypoglycemia than the short-acting insulin lispro in combination with OADs.

The results of another study were also presented to the ADA, demonstrating that a simple algorithm to adjust mealtime insulin based on pre-meal glucose patterns is just as effective as the more complex carbohydrate counting method – a standard technique that many diabetes patients find difficult to use. The new algorithm may provide patients with an easier method to dose their mealtime insulin therapy.

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Adjusted consolidated income statement (unaudited)

The adjusted consolidated income statement (unaudited) is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Second quarter of 2006

Net sales generated by sanofi-aventis in the second quarter of 2006 were €7,081 million, up 5.9% on a reported basis.

Gross profit was €5,548 million, 5.3% higher than in the second quarter of 2005. The gross margin ratio was 78.4%, compared with 78.8% for the second quarter of 2005. The ratio of cost of sales to net sales was up 0.9 of a point at 26.7% as a result of the impact of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States. This was partially offset by an 17.4% increase in other revenues (€358 million). The ratio of cost of sales to net sales in the second quarter 2006 was in line with the figure for the first quarter of 2006.

Research and development expenses continued their steady advance in the second quarter, and were up 12.2% on the second quarter of 2005 at €1,098 million. As in the first quarter, this rise reflects increasing Phase III clinical trials activity in pharmaceuticals and greater investment in R&D in the vaccines business. Research and development expenses represented 15.5% of net sales, compared with 14.6% in the second quarter of 2005.

Selling and general expenses were slightly lower than in the second quarter of 2005 at €2,011 million, representing 28.4 % of net sales. Selling expenses were higher in all the major geographical regions, except the United States where marketing of the 4 products2 now subject to competition from generics has been discontinued. General expenses were virtually unchanged.

Operating income – current was 8.8% higher at €2,455 million and represented 34.7% of net sales, a 1-point improvement on the 2005 second-quarter figure.

Operating income was up 9.6% at €2,442 million.

Net financial expense came to €63 million, against €99 million in the second quarter of 2005. The fall in net financial expense was mainly attributable to a reduction in total debt due to the cash flow generated by the Group. Interest expense on debt totaled €85 million, compared to €109 million in the second quarter of 2005.

The share of profit from associates was €212 million, against €162 million in the second quarter of 2005. The rise in this item was due to strong growth in the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€139 million, vs. €103 million in the second quarter of 2005), and to an increase in the contribution from Merial.

Minority interests amounted to €93 million, compared with €87 million in the second quarter of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€88 million vs. €69 million in the second quarter of 2005).

Adjusted net income was 15.3% higher at €1,791 million.

Excluding selected items, adjusted net income was €1,797 million, up 14.5% on the 2005 second-quarter figure of €1,570 million (see Appendix 5).

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Adjusted earnings per share (EPS) was €1.33, up 14.7% on the 2005 second-quarter figure of €1.16, based on an average number of shares outstanding of 1,346.0 million in the second quarter of 2006 and 1,335.8 million in the second quarter of 2005.

Excluding selected items, adjusted EPS was €1.34, 13.6% higher than the 2005 second-quarter figure of €1.18 (see Appendix 5).

First half of 2006

Net sales generated by sanofi-aventis in the first half of 2006 were €14,116 million, up 7.7% on a reported basis.

Gross profit was €11,005 million, 7.5% higher than in the first half of 2005. The gross margin ratio was 78.0%, compared with 78.1% for the first half of 2005. The ratio of cost of sales to net sales was up 0.5 of a point at 26.6% as a result of the impact of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States. This was offset by an 18.1% increase in other revenues (€647 million), due primarily to fine performances from Plavix® and Avapro®.

Research and development expenses were 12.7% higher than in the first half of 2005 at €2,144 million. This rise reflects increasing Phase III clinical trials activity in pharmaceuticals, especially on Rimonabant, SR58611, saredutant eplivanserin, biotinyl idraparinux and Plavix®, and greater investment in R&D in the vaccines business. Research and development expenses represented 15.2% of net sales, compared with 14.5% in the first half of 2005.

Selling and general expenses were 2.8% higher than in the first half of 2005 at €4,061 million, representing 28.8 % of net sales. Selling expenses were higher, while general expenses were lower.

Other current operating income and expenses amounted to €140 million, against €69 million in the first half of 2005. This reflects an increase in the Group’s share of profits from Actonel®, and the income generated by the agreement with Prasco on the marketing of authorized generics in the United States.

Operating income – current was 10.8% higher at €4,874 million and represented 34.5% of net sales, a 0.9-point improvement on the 2005 first-half figure.

Other operating income and expenses were €520 million, compared with €7 million for the first half of 2005. This line includes gains on disposals of €553 million, of which €460 million was for Exubera® (€384 million after tax) and €45 million for the sale of the residual 30% interest in an Animal Nutrition business.

Operating income was up 23.2% at €5,393 million.

Net financial expense came to €93 million, against €205 million in the first half of 2005. The sharp fall in net financial expense was mainly attributable to a reduction in debt due to the cash flow generated by the Group. Interest expense on debt totaled €158 million, compared to €238 million in the first half of 2005.

Net financial expense figure was also helped by gains on financial instruments (€42 million, against €10 million in the first half of 2005).

Income tax expense came to €1,539 million, against €1,302 million for the first half of 2005, giving an effective tax rate of 29.0%, against 31.2% for the first half of 2005. Excluding the gain on Exubera®, the Group’s effective tax rate was 30.2% in the first half of 2006.

The share of profit from associates was €393 million, against €269 million in the first half of 2005. The rise in this item was due to strong growth in the Group’s share of after-tax profits from the territories managed by

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BMS under the Plavix® and Avapro® alliance (€252 million, vs. €183 million in the first half of 2005), and to an increase in the contribution from Merial.

Minority interests amounted to €190 million, compared with €170 million in the first half of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€182 million, vs. €138 million in the first half of 2005).

Adjusted net income was 33.6% higher at €3,964 million.

Excluding selected items, adjusted net income was €3,504 million, 17.3% higher than the 2005 first-half figure of €2,988 million (see Appendix 5).

Adjusted earnings per share (EPS) was €2.95, up 32.9% on the 2005 first-half figure of €2.22, based on an average number of shares outstanding of 1,345.2 million in the first half of 2006 and 1,335.1 million in the first half of 2005.

Excluding selected items, adjusted EPS was €2.60, 16.1% higher than the 2005 first-half figure of €2.24 (see Appendix 5).

Consolidated statement of cash flows and balance sheet for the six months ended June 30, 2006

Operating cash flow before changes in working capital came to €4,040 million in the first half of 2006, against €3,314 million in the first half of 2005.

Working capital needs increased by €1,076 million during the period, compared with a reduction of €82 million in the first half of 2005. Operating working capital needs rose at a slightly higher rate than net sales, and cash flow for the period was affected by outflows incurred on restructuring costs provided for in previous periods.

In addition, the usual time delay between recognition of income taxes for accounting purposes and payment of income taxes had a favorable effect on working capital needs in the first half of 2005.

Investing activities generated net cash of €75 million during the period. Acquisitions of property, plant and equipment and intangibles totaled €631 million. Acquisitions came to €497 million, primarily the 24.87% stake in Zentiva (€433 million). Disposals represent €1,203 million, the main divestment being the Exubera® rights (€1,072 million).

After the dividend payout of €2 billion, net cash generated during the first half of 2006 was €1.1 billion, enabling consolidated net debt to be cut from €9.9 billion at December 31, 2005 to €8.8 billion at June 30, 2006. Gearing stood at 19.5% at June 30, 2006, compared with 21.4% at December 31, 2005.

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2006 FULL-YEAR OUTLOOK

Based on these good first-half results, and barring major adverse events, we expect 2006 full-year adjusted EPS growth around 12%:

•	despite the full-year impact of the availability of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States;
•	after taking account of the substantial launch costs of Plavix® in Japan and Rimonabant®
•	assuming selected items of €300 million, compared to after-tax selected items of €168 million in 2005;
•	based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Recent Events

May 9, 2006	Launch of Plavix® in Japan.
May 11, 2006	Online publication by The Lancet of a study demonstrating that a Sanofi Pasteur H5N1 pandemic influenza vaccine candidate with adjuvant generated a significant immune response.
May 31, 2006

The Chairman, Jean-François Dehecq, indicated at the Annual General Meeting that he would propose to the Board of Directors that the office of Chairman of the Board of Directors and the office of Chief Executive Officer be separated, as provided for in the Bylaws of sanofi-aventis, and that this would take effect from January 1, 2007. He also indicated that he would propose to the Board of Directors that Gérard Le Fur be appointed as Chief Executive Officer. The annual General Meeting also resolved to set an age limit of 70 for the Chairman of the Board of Directors.

June 3, 2006	The results of a meta-analysis showed benefits for patients with advanced non small cell lung cancer (NSCLC) receiving Taxotere® (docetaxel) regimens.
June 5, 2006	Presentation at the ASCO of key findings from three studies evaluating Eloxatin® (oxaliplatin) in various gastrointestinal tumor types (colorectal, pancreatic and gastric cancers).
June 7, 2006

Announcement at the ASCO of the results of major clinical trials regarding the use of Taxotere® regimens in advanced non small cell lung cancer (NSCLC), head and neck cancer and metastatic breast cancer, and as an adjuvant breast cancer treatment.

June 10, 2006

Presentation to the ADA of the results of a new study showing that a simple algorithm (combination of Apidra® and Lantus®) to adjust mealtime insulin based on pre-meal glucose patterns was just as effective as the more complex carbohydrate counting method.

June 13, 2006	Presentation to the ADA of the results of a new study showing Lantus® to be as effective as and better tolerated than the prandial insulin lispro in initiating insulin therapy in type 2 diabetes.
June 21, 2006	Marketing approval obtained for Acomplia® in the European Union.
June 25, 2006

Announcement of amendments to the settlement agreement between sanofi-aventis, BMS and Apotex relating to patent infringement litigation on Plavix® in response to concerns raised by the FTC and state attorneys general about the initial agreement.

June 29, 2006	Announcement of revision to prescribing information for Ketek® in the United States
July 3, 2006	Announcement of the signature of an agreement with Taiho on the development and marketing of S-1, an oral anticancer agent.
July 27, 2006

Announcement by sanofi-aventis that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement of the PLAVIX litigation with Apotex

July 28, 2006

Positive opinion obtained from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) to extend Plavix® indication to patients suffering from ST-segment elevation acute myocardial infarction and who are eligible for thrombolytic therapy

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July 28, 2006

Positive opinion obtained from the CHMP of the EMEA for Gardasil® in the prevention of cervical carcinoma, high grade cervical dysplasia (CIN2/3), high grade vulvar dysplastic lesions (VIN2/3) and external genital warts caused by HPV types 6, 11, 16 and 18.

July 28, 2006	Announcement by sanofi-aventis that Plavix® litigation settlement fails to receive antitrust clearance from states attorneys general

Financial Calendar

October 31, 2006	2006 third-quarter sales and results
February 13, 2007	2006 full-year results: Analyst/Investor meeting in Paris

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Appendices

List of appendices

Appendix 1:	Explanatory notes
Appendix 2:	2006 second-quarter and first-half net sales by product
Appendix 3:	2006 second-quarter and first-half adjusted consolidated income statements (unaudited)
Appendix 4:	2006 second-quarter and first-half reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)
Appendix 5:	Trends in selected adjusted income statement items
Appendix 6:	Sanofi-aventis simplified statement of cash flows/simplified consolidated balance sheet

Appendix 1: Explanatory notes

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2005 second-quarter and first-half reported net sales to 2005 second-quarter and first-half comparable net sales

€ million	Q2 2005
Q2 2005 net sales	6,687
Impact of changes in Group structure	(50)
Impact of exchange rates	168
Q2 2005 comparable net sales	6,805

€ million	H1 2005
H1 2005 net sales	13,104
Impact of changes in Group structure	(90)
Impact of exchange rates	498
H1 2005 comparable net sales	13,512

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Developed sales

When we refer to “developed sales” of a product, we mean our consolidated net sales minus sales of products to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/ Iscover® (clopidogrel) and Aprovel®/Avapro®/ Karvea® (irbesartan) and Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of net sales to developed sales

€ million	Q2 2006
Net sales	7,081
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	852
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	200
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	26
Developed sales	8,159

€ million	H1 2006
Net sales	14,116
Non-consolidated sales of Plavix®/Iscover®, net of sales of product to BMS	1,575
Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to BMS	366
Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	44
Developed sales	16,101

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests (determined under IFRS) adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	Charges arising from the remeasurement of inventories at fair value, net of tax
•	Amortization/impairment expense generated by the remeasurement of intangible assets, net of tax
•	Any impairment charged against the goodwill arising on the acquisition

Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs that are specific to the acquisition of Aventis by sanofi-aventis.

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€ million	Q2 2006 Consolidated financial statements (unaudited)	Q2 2006 Adjusted consolidated financial statements (unaudited)	H1 2006 Consolidated financial statements (unaudited)	H1 2006 Adjusted consolidated financial statements (unaudited)
Net sales	7,081	7,081	14,116	14,116
Net income*	869	1,791	2,381	3,964
Basic EPS	0.65	1.33	1.77	2.95

*After minority interests

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Appendix 2: 2006 second-quarter and first-half net sales by product

2006 second-quarter net sales by product

€ million	Q2 2006 net sales	Q2 2005 comparable net sales	Q2 2005 reported net sales
Lovenox®	614	538	520
Plavix®	565	509	506
Stilnox®/Ambien®/Ambien CR™	467	317	308
Taxotere®	456	411	399
Eloxatin®	445	379	369
Lantus®	421	301	292
Copaxone®	271	227	219
Aprovel®	250	230	227
Tritace®	248	255	246
Allegra®	189	453	432
Amaryl®	119	194	191
Xatral®	92	79	78
Actonel®	91	85	96
Depakine®	76	84	83
Nasacort®	78	77	74
TOTAL	4,382	4,139	4,040
Other products	2,131	2,309	2,305
TOTAL Pharmaceuticals	6,513	6,448	6,345
Vaccines	568	357	342
TOTAL net sales	7,081	6,805	6,687

2006 first-half net sales by product

€ million	H1 2006 net sales	H1 2005 comparable net sales	H1 2005 reported net sales
Lovenox®	1,238	1,074	1,020
Plavix®	1,145	988	974
Stilnox®/Ambien®/Ambien CR™	908	711	670
Taxotere®	886	798	764
Eloxatin®	874	752	719
Lantus®	803	570	544
Copaxone®	534	428	406
Aprovel®	498	444	436
Tritace®	483	485	464
Allegra®	369	866	818
Amaryl®	240	358	347
Xatral®	186	161	157
Actonel®	180	157	176
Depakine®	154	160	157
Nasacort®	149	151	141
TOTAL	8,647	8,103	7,793
Other products	4,389	4,661	4,609
TOTAL Pharmaceuticals	13,036	12,764	12,402
Vaccines	1,080	748	702
TOTAL net sales	14,116	13,512	13,104

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Appendix 3: 2006 second-quarter and first-half adjusted consolidated income statements (unaudited)

2006 second-quarter adjusted consolidated income statement (unaudited)

€ million	Q2 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	Q2 2005 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	7,081	100.0%	6,687	100.0%	+5.9%
Other revenues	358	5.1%	305	4.6%	+17.4%
Cost of sales	(1,891)	26.7%	(1,721)	25.8%	+9.9%
Gross profit	5,548	78.4%	5,271	78.8%	+5.3%
Research and development expenses	(1,098)	15.5%	(979)	14.6%	+12.2%
Selling and general expenses	(2,011)	28.4%	(2,029)	30.3%	-0.9%
Other current operating income	81	-	56	-	+44.6%
Other current operating expenses	(32)	-	(37)	-	-13.5%
Amortization of intangibles	(33)	-	(26)	-	+26.9%
Operating income – current	2,455	34.7%	2,256	33.7%	+8.8%
Restructuring costs	-	-	(14)	-	-
Impairment of PP&E and intangibles	-	-	(3)	-	-
Other operating income and expenses	(13)	-	(10)	-	-
Operating income	2,442	34.5%	2,229	33.3%	+9.6%
Financial expenses	(171)	-	(143)	-	19.6%
Financial income	108	-	44	-	+145.5%
Income before tax and associates	2,379	33.6%	2,130	31.9%	+11.7%
Income tax expense	(707)	10.0%	(652)	9.8%	+8.4%
Effective tax rate	29.7%	-	30.6%	-	-
Share of profit/loss of associates	212	-	162	-	+30.9%
Consolidated net income	1,884	26.6%	1,640	24.5%	+14.9%
Minority interests	93	-	87	-	+6.9%
Net income after minority interests	1,791	25.3%	1,553	23.2%	+15.3%
Average number of shares outstanding (m)	1,346.0		1,335.8
Earnings per share (in euros)	1.33		1.16		+14.7%

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2006 first-half adjusted consolidated income statement (unaudited)

€ million	H1 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	H1 2005 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	14,116	100.0%	13,104	100.0%	+7.7%
Other revenues	647	4.6%	548	4.2%	+18.1%
Cost of sales	(3,758)	26.6%	(3,418)	26.1%	+9.9%
Gross profit	11,005	78.0%	10,234	78.1%	+7.5%
Research and development expenses	(2,144)	15.2%	(1,902)	14.5%	+12.7%
Selling and general expenses	(4,061)	28.8%	(3,949)	30.1%	+2.8%
Other current operating income	200	-	133	-	+50.4%
Other current operating expenses	(60)	-	(64)	-	-6.3%
Amortization of intangibles	(66)	-	(53)	-	+24.5%
Operating income – current	4,874	34.5%	4,399	33.6%	+10.8%
Restructuring costs	-	-	(27)	-	-
Impairment of PP&E and intangibles	(1)	-	(3)	-	-
Other operating income and expenses	520	-	7	-	-
Operating income	5,393	38.2%	4,376	33.4%	+23.2%
Financial expenses	(280)	-	(305)	-	-8.2%
Financial income	187	-	100	-	+87.0%
Income before tax and associates	5,300	37.5%	4,171	31.8%	+27.1%
Income tax expense	(1,539)	10.9%	(1,302)	10.0%	+18.2%
Effective tax rate	29.0%	-	31.2%	-	-
Share of profit/loss of associates	393	-	269	-	+46.1%
Consolidated net income	4,154	29.4%	3,138	23.9%	+32.4%
Minority interests	190	-	170	-	+11.8%
Net income after minority interests	3,964	28.1%	2,968	22.6%	+33.6%
Average number of shares outstanding (m)	1,345.2		1,335.1
Earnings per share (in euros)	2.95		2.22		+32.9%

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Appendix 4: 2006 second-quarter and first-half reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)

2006 second-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €901 million net of deferred taxes (with no cash impact for the Group) and restructuring charges (€21 million net of tax), i.e. a total impact of €922 million.

€ million	Q2 2006 Consolidated (unaudited)	Adjustments	Q2 2006 Consolidated adjusted (unaudited)
Net sales	7,081		7,081
Other revenues	358		358
Cost of sales	(1,895)	4 (a)	(1,891)
Gross profit	5,544	4	5,548
Research and development expenses	(1,098)		(1,098)
Selling and general expenses	(2,011)		(2,011)
Other current operating income	81		81
Other current operating expenses	(32)		(32)
Amortization of intangibles	(998)	965 (b)	(33)
Operating income – current	1,486	969	2,455
Restructuring costs	(33)	33 (c)	-
Impairment of PP&E and intangibles	(379)	379 (d)	-
Other operating income and expenses	(13)		(13)
Operating income	1,061	1,381	2,442
Financial expenses	(171)		(171)
Financial income	108		108
Income before tax and associates	998	1,381	2,379
Income tax expense	(201)	(506) (e)	(707)
Share of profit/loss of associates	165	47 (f)	212
Consolidated net income	962	922	1,884
Minority interests	93		93
Consolidated net income after minority interests	869	922	1,791
Average number of shares outstanding (m)	1,346.0		1,346.0
Earnings per share (in euros)	0.65	0.68	1.33

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 second-quarter consolidated income statement are as follows:

a)	A charge of €4 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.
b)	An amortization charge of €965 million against intangible assets. This adjustment has no cash impact on the Group.
c)	A pre-tax restructuring charge of €33 million.
d)	An impairment loss of €379 million, reflecting the downward revision to the prospects for Ketek due to the recent labeling change. This adjustment has no cash impact on the Group.
e)	The tax impact primarily comprises:
1.

Deferred taxes of €494 million generated primarily by the amortization charge of €965 million taken against intangible assets, the impairment of intangibles of €379 million, and the €4 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2.	A tax saving of €12 million related to the €33 million of restructuring charges.
f)

In “Share of profit/loss from associates”, a €47 million charge corresponding to amortization and impairment of intangibles (net of tax) and the workdown of acquired inventories (including €7 million relating to the acquisition of Zentiva). This adjustment has no cash impact on the Group.

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2006 first-half: Reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,530 million net of deferred taxes (with no cash impact for the Group) and restructuring charges (€53 million net of tax), i.e. a total impact of €1,583 million.

€ million	H1 2006 Consolidated (unaudited)	Adjustments	H1 2006 Consolidated adjusted (unaudited)
Net sales	14,116		14,116
Other revenues	647		647
Cost of sales	(3,768)	10 (a)	(3,758)
Gross profit	10,995	10	11,005
Research and development expenses	(2,144)		(2,144)
Selling and general expenses	(4,061)		(4,061)
Other current operating income	200		200
Other current operating expenses	(60)		(60)
Amortization of intangibles	(1,998)	1,932 (b)	(66)
Operating income – current	2,932	1,942	4,874
Restructuring costs	(81)	81 (c)	-
Impairment of PP&E and intangibles	(380)	379 (d)	(1)
Other operating income and expenses	520		520
Operating income	2,991	2,402	5,393
Financial expenses	(280)		(280)
Financial income	187		187
Income before tax and associates	2,898	2,402	5,300
Income tax expense	(652)	(887) (e)	(1,539)
Share of profit/loss of associates	325	68 (f)	393
Consolidated net income	2,571	1,583	4,154
Minority interests	190		190
Consolidated net income after minority interests	2,381	1,583	3,964
Average number of shares outstanding (m)	1,345.2		1,345.2
Earnings per share (in euros)	1.77	1.18	2.95

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and of restructuring charges on the 2006 first-half consolidated income statement are as follows:

a)	A charge of €10 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.
b)	An amortization charge of €1,932 million against intangible assets. This adjustment has no cash impact on the Group.
c)	A pre-tax restructuring charge of €81 million.
d)	An impairment loss of €379 million, reflecting the downward revision to the prospects for Ketek. This adjustment has no cash impact on the Group.
e)	The tax impact primarily comprises:
1.

Deferred taxes of €859 million generated primarily by the amortization charge of €1,932 million taken against intangible assets, the impairment of intangibles of €379 million, and the €10 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2.	A tax saving of €28 million related to the €81 million of restructuring charges.
f)

In “Share of profit/loss from associates”, a €68 million charge corresponding to amortization and impairment of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

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Appendix 5: Trend in selected items (after tax) of adjusted net income

€ million	Q1 2006	Q1 2005	Q2 2006	Q2 2005	H1 2006	H1 2005
Restructuring costs (Aventis pre-acquisition programs)	-	(9)	-	(10)	-	(19)
Net gains/(losses) on disposals	445	5	2	(1)	447	4
Provisions for investment portfolio, financial instruments and other items	21	1	(8)	(6)	13	(5)
TOTAL after tax	466	(3)	(6)	(17)	460	(20)

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Appendix 6: Sanofi-aventis simplified statement of cash flows/simplified consolidated balance sheet

The interim consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

Sanofi-aventis simplified statement of cash flows

€ million	H1 2006	H1 2005
Adjusted net income	3,964	2,968
Depreciation, amortization & impairment of property, plant & equipment and intangibles	518	498
Impact of restructuring costs, net of tax	(21)	(266)
Net gain/(loss) on asset disposals, net of tax	(462)	(8)
Other items	41	122
Operating cash flow before changes in working capital	4,040	3,314
Changes in working capital	(1,076)	82
Net cash provided by operating activities	2,964	3,396
Acquisitions of property, plant & equipment and intangibles	(631)	(507)
Acquisitions of investments in consolidated undertakings, net of cash acquired	(497)	(11)
Proceeds from disposals of property, plant & equipment and intangibles	1,203	116
Other items		(1)
Net cash provided by/(used in) investing activities	75	(403)
Dividends	(2,050)	(1,613)
Other items	151	42
Change in net debt	1,140	1,422

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Sanofi-aventis simplified consolidated balance sheet

€ million
ASSETS	30/06/06	31/12/05*	LIABILITIES & EQUITY	30/06/06	31/12/05*
Property, plant and equipment	6,098	6,184	Equity attributable to equity holders of the company	45,005	46,128
Intangible assets (incl. goodwill)	55,887	60,463	Minority interests	122	189
Non-current financial assets, investments in associates and deferred taxes	7,251	7,177	Total shareholders’ equity	45,127	46,317
			Long-term debt	3,718	4,750
Non-current assets	69,236	73,824	Provisions and other non-current liabilities	7,829	8,250
			Deferred taxes	10,616	12,208
Inventories, accounts receivable and current financial assets	11,132	11,872	Non-current liabilities	22,163	25,208
Cash & equivalents, short-term investments and deposits	1,160	1,249	Accounts payable & other current liabilities	8,010	8,995
			Short-term debt	6,228	6,425
Current assets	12,292	13,121	Current liabilities	14,238	15,420
TOTAL ASSETS	81,528	86,945	TOTAL LIABILITIES & EQUITY	81,528	86,945

* After change in method of accounting for employee benefits

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REMINDER

8.00 am CET - WEBCAST & CONFERENCE CALL (English)

The 1st Half 2006 sales and earnings will be reviewed at 8.00 am (Paris time) by Mr. Hanspeter Spek, Executive Vice-President, Pharmaceutical Operations and Mr. Jean-Claude Leroy, Executive Vice-President, CFO. The slides will be available on http://www.sanofi-aventis.com. This presentation will be followed by a Q&A session.

CALL-IN NUMBERS	The conference will also be available by telephone via the following numbers:

	France	+33 (0) 1 71 23 04 18
	UK	+44 (0) 207 138 0835
	USA	+1 718 354 1172

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until August 11, 2006):

	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 806 1970
	USA	+1 718 354 1112
	Access code	3146232#

Investor Relations

Paris : +33 (0)1.53.77.45.45 – New York : +1.212.551.4018

e-mail: IR@sanofi-aventis.com

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